Exhibit 99.1

Jiayin Group Reports Second Quarter 2019 Unaudited Financial Results

SHANGHAI, September 4, 2019 (GLOBE NEWSWIRE) —Jiayin Group Inc. (“Jiayin” or “the Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced its unaudited financial results for the quarter ended June 30, 2019.

Highlights:

•	Loan origination volume[1] was RMB4,900 million, representing a decrease of 15.1% from the same period of 2018, and a decrease of 25.0% sequentially

•	Investment volume[2] was RMB6,242 million, representing a decrease of 7.8% from the same period of 2018, and a decrease of 18.6% sequentially

•	Average investment amount per investor was RMB56,653, representing an increase of 32.7% from the same period of 2018

•	Average borrowing amount per borrower was RMB7,122, representing a decrease of 3.4% from the same period of 2018

•	Net revenue was RMB635.6 million, representing a decrease of 6.6% from the same period of 2018, and a decrease of 13.1 % sequentially

•	Operating income was RMB185.4 million, representing a decrease of 24.4%, from the same period of 2018, and a decrease of 37.1% sequentially

•	Net income was RMB168.6 million, representing a decrease of 19.8% from the same period of 2018, and a decrease of 33.7% sequentially

Mr. Yan Dinggui, the founder, Director and Chief Executive Officer, commented: “Our operating results in the second quarter reflect the challenges faced by all players in our industry. We were impacted both by compliance with the government’s triple decline policy and by generally unfavorable market conditions, yet by operating conservatively we sustained very attractive profitability. We are confident that we can emerge from this period of regulatory uncertainty with a strong and growing business, and achieve our long-term growth objectives.”

Financial Results

Net revenue was RMB635.6 million (US$92.6 million), representing a decrease of 6.6% from the same period of 2018, primarily due to reduced loan origination volume in the second quarter of 2019.

[1]	“loan origination volume” refers to the total amount of loans facilitated through the Company’s marketplace during a certain period
[2]

“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors directly through the Company’s marketplace during such period. The calculation of the investment volume of an investment made by an investor through the automated investment program does not take into account automated reinvestments enabled by the automated investment program;

Revenue from loan facilitation services was RMB477.0 million (US$69.5 million), representing a decrease of 13.5% from the same period of 2018, primarily due to reduced loan origination volume.

Revenue from post-origination services was RMB85.8 million (US$12.5 million), representing an increase of 66.2% from the same period of 2018, as we benefitted from the accumulated loans originated during prior periods.

Origination and Servicing Expense was RMB127.7 million (US$18.6 million), representing an increase of 26.0% from the same period of 2018, primarily due to the increased expenses associated with risk control and credit assessment.

Allowance for Uncollectible Receivables and Contract Assets was RMB70.8 million (US$10.3 million), representing an increase of 23.2% from the same period of 2018, primary due to unfavorable industry conditions.

Sales and Marketing expense was RMB149.8 million (US$21.8 million), representing a decrease of 27.7% from the same period of 2018, primarily due to reduced advertisement spending for promotional activities.

General and Administrative expense was RMB51.5 million (US$7.5 million), representing an increase of 63.2% from the same period of 2018, primarily due to increased payroll expenses and certain share-based compensation expense related to options granted in October 2018.

Research and Development expense was RMB50.5 million (US$7.4 million), representing an increase of 33.9% from the same period of 2018, as the Company continued to improve its technology for credit assessment.

Income from operations was RMB185.4 million (US$27.0 million), representing a decrease of 24.4% from the same period of 2018.

Net income attributable to Jiayin Group shareholders was RMB168.9 million (US$24.6 million), compared with RMB210.2 million in the same period of 2018.

Cash and Equivalents at quarter-end were RMB438.4 million (US$63.9million), compared with RMB150.0 million in the same period of 2018.

Conference Call

The Company will host a conference call to discuss its financial results on Wednesday, September 4, 2019 at 8:00 a.m. US Eastern Time/ 8:00 PM China Standard Time.

Dial-in details for the earnings conference call are as follows:

China:	+86 4006208038	or	+86 8008190121
Hong Kong	+852 3018-6771
United States, New York	+1 (845) 675-0437

To join, please dial in 10 minutes before the call is scheduled to begin and provide the passcode 2441378.

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038

A replay of the conference call may be accessed by phone at the following numbers until September 11, 2019. To access the replay, please reference the conference ID 2441378.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.niwodai.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	41,441	438,406	63,861
Restricted cash	41,500	3,387	493
Accounts receivable, net	336,849	260,549	37,953
Contract assets, net	203,080	41,235	6,007
Assets from the investor assurance program, net	5,525	453	66
Prepaid expenses and other current assets	88,234	80,411	11,713
Deferred tax assets	56,027	56,027	8,161
Property and equipment	29,011	35,187	5,126
Right-of-use assets[3]	—	51,675	7,527
Other long-term assets	212	2,968	433

TOTAL ASSETS	801,879	970,298	141,340

LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company:
Payroll and welfare payable	110,562	99,126	14,439
Amounts due to related parties	84,509	13,846	2,017
Liabilities from investor assurance program	1,547,072	887,382	129,262
Other guarantee liabilities	4,060	—	—
Tax payables	422,177	473,522	68,976
Refund liabilities	84,498	60,389	8,797
Lease liabilities[3]	—	49,947	7276
Accrued expenses and other current liabilities	201,007	310,841	45,279

TOTAL LIABILITIES	2,453,885	1,895,053	276,046

Commitments and Contingencies

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$ 0.000000005 par value; 10,000,000,000,000 shares authorized, 200,000,000 shares issued and outstanding as of December 31, 2018, 216,100,000 shares issued and outstanding as of June 30, 2019, respectively)	0	0	0
Additional paid-in capital	395,472	699,827	101,941
Accumulated deficit	(2,047,478)	(1,624,615)	(236,652)
Other comprehensive income	—	6	1
Minority interests	—	27	4

TOTAL SHAREHOLDERS’ DEFICIT	(1,652,006)	(924,755)	(134,706)

TOTAL LIABILITIES AND DEFICIT	801,879	970,298	141,340

[3]

The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect the Company’s our results of operations, financial condition or liquidity.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Three Months Ended June 30			Six Months Ended June 30
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	680,261	635,616	92,588	1,663,518	1,366,947	199,118
Operating cost and expenses:
Origination and servicing	(101,294)	(127,670)	(18,597)	(186,125)	(246,104)	(35,849)
Allowance for uncollectible accounts receivable and contract assets	(57,438)	(70,751)	(10,306)	(161,231)	(114,545)	(16,685)
Provision for assets and liabilities from investor assurance program	—	—	—	(164,373)	—	—
Sales and marketing	(207,073)	(149,818)	(21,823)	(448,763)	(321,251)	(46,796)
General and administrative	(31,527)	(51,460)	(7,496)	(56,416)	(100,751)	(14,676)
Research and development	(37,722)	(50,497)	(7,356)	(75,775)	(104,219)	(15,181)
Total operating cost and expenses	(435,054)	(450,196)	(65,578)	(1,092,683)	(886,870)	(129,187)

Income from operation	245,207	185,420	27,010	570,835	480,077	69,931
Interest income (expense)	420	308	45	812	(174)	(25)
Other income, net	2,385	9,963	1,451	10,371	13,482	1,964
Income before income taxes	248,012	195,691	28,506	582,018	493,385	71,870
Income tax expense	(37,772)	(27,045)	(3,939)	(88,641)	(70,523)	(10,273)

Net income	210,240	168,646	24,567	493,377	422,862	61,597
Less: net loss attributable to non-controlling interest shareholders	—	(227)	(33)	—	(227)	(33)
Net income attributable to Jiayin Group Inc.	210,240	168,873	24,600	493,377	423,089	61,630

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	—	7	1	—	7	1
Total comprehensive income attributable to Jiayin Group Inc.	210,240	168,880	24,601	493,377	423,096	61,631
Weighted average shares used in calculating net income per share:
- Basic and diluted	200,000,000	209,123,333	209,123,333	200,000,000	204,561,667	204,561,667

Net income per share:
- Basic and diluted	1.05	0.81	0.12	2.47	2.07	0.30